Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan

Tel. +81-3-3240-8111, Fax. +81-3-3240-7073

www.mufg.jp

March 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attention:	Mr. Hugh West
Accounting Branch Chief

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2013

Filed July 22, 2013

File No. 000-54189

Dear Mr. West:

Mitsubishi UFJ Financial Group, Inc. (the “Registrant”) is submitting this letter in connection with the Staff’s review of and comments to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2013, and the Registrant’s responses to the Staff’s comments, dated January 27, 2014 and March 27, 2014, which were submitted on behalf of the Registrant by its legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP.

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	2

Please contact Mr. Tong Yu of Paul, Weiss, Rifkind, Wharton & Garrison LLP at +81-3-3597-6306 (fax number +81-3-4496-6202) with any questions.

Sincerely,

/s/ Taihei Yuki
Taihei Yuki
Senior Managing Director and Chief Financial Officer

cc:	Ms. Michelle Miller
U.S. Securities and Exchange Commission

Mr. Tong Yu
Paul, Weiss, Rifkind, Wharton & Garrison LLP